March 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549

Attn:	Jessica Livingston David Lin

Re:	XP Inc. Request to Withdraw Registration Statement on Form F-4 Filed May 3, 2022 File No. 333-264629

Dear Ms. Livingston and Mr. Lin:

XP Inc. (the “Company”) respectfully requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form F-4 (File No. 333-264629), initially filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2022, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it does not plan to pursue a public offering in the United States at this time. The Registration Statement has not been declared effective and no securities of the Company were sold in connection with the offering.  Accordingly, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

It is the Company's understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact Manuel Garciadiaz at (212) 450-6095 or manuel.garciadiaz@davispolk.com.

Very truly yours,

/s/ Bruno Constantino Alexandre dos Santos

Bruno Constantino Alexandre dos Santos
Chief Financial Officer
XP Inc.